FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Releases: May 6th, 2004

2.

News Release: May 31st, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: May, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

GETTY COPPER INC.

May 6, 2004

For Immediate Release

PRIVATE PLACEMENT FOR $300,000.

Getty Copper Inc. (GTC-TSX-VENTURE) “Getty” is pleased to announce a private placement for gross proceeds of up to $300,000.  Each unit will consist of 1 share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share.  The proceeds of the private placement of units will be used for working capital.  This private placement of units is subject to the TSX Venture Exchange approval.

For further information please contact:

GETTY COPPER INC

#550 – 999 W. Hastings St.

Vancouver,  BC  V6C 2W2

Phone:  604-682-2205

Fax:  604-682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENTS OF THIS NEWS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gettycopper.com

GGC (TSX Venture Exchange)

GETTY COPPER INC.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2004

May 31, 2004 – Coquitlam, B.C. –Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”), announces the financial results for the Company’s First quarter ended March 31, 2004.

For the three months ended March 31, 2004, the Company’s Net loss for period is $5,527 higher than the three months ended March 31, 2003 due to the recording of  $29,532 stock option expense, which the Company records when stock or stock options are issued to employees in accordance with the vesting terms.  With the flow through financing obtained in December 2003, funds are available to proceed with exploration and development of the mineral properties. Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves or until the mineral exploration and development ceases and/or the mineral clams are abandoned.

Financial and Operating Highlights (Unaudited), provided by management

Three months ended March. 31
	2004	2003
Total Revenue	$ 8,552	$ 1,010
Expenses	$ 90,951	$ 73,841
Write Down Mineral Properties	-	$ 4,041
Net Loss	$ 82,399	$ 76,872

Condensed Balance Sheets (Unaudited)

As at,	March. 31, 2004	December 31, 2003	% change
Assets	$ 3,915,791	$ 3,962,955	(1.2%)
Liabilities	$ 630,755	$ 623,053	1.23%
Shareholders’ Equity	$ 3,285,036	$ 3,339,902	(1.64%)

Subsequent to the three months ending March 31, 2004, 125,000 warrants were exercised at $0.22, resulting in 125,000 common shares issued for $27,500.  These warrants were from a 2002 private placement and were due to expire September 24, 2004, 625,000 warrants remain outstanding at $0.22.

On Behalf of	Getty Copper Inc. [TSX-V: GTC]
Getty Copper Inc.	1000 Austin Avenue
Coquitlam, British Columbia
John Lepinski	Canada, V3K 3P1
Contact: John Lepinski
President, CEO	Phone: (604) 931-3231 Fax: (604) 931-2814
Website: www.gettycopper.com

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release